May 26, 2006

Martin P. Hughes
Chief Executive Officer
Hub International Limited
55 East Jackson Boulevard
Chicago, IL 60604

Re: **Hub International Limited**
       Form 10-K for the Fiscal Year Ended December 31, 2005
       Filed March 13, 2006
       File Number: 001-31310

Dear Mr. Hughes:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our review of the Company's Form 10-K is being conducted concurrently with a review by the Ontario Securities Commission (OSC) of your continuous disclosure record. In this connection, we have provided a copy of this letter to OSC and will provide to OSC a copy of your response. In addition, staff from OSC and the SEC may discuss common issues.

Form 10-K for the year ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 22

Critical Accounting Policies and Estimates, page 38

Recognition of Commission Income, page 38

1. Please provide to us in disclosure-type format a discussion that quantifies the impact
    that changes in estimates have had for the periods presented and the effect that
    reasonably likely changes in your estimate as of the latest balance sheet date may
    have on your results of operations and financial position.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

3. Acquisitions and dispositions, page 53

2. Please tell us why goodwill in the "Other" presumably less material acquisitions is
    significantly larger in proportion to purchase price than for the THB and PLI
    acquisitions.

4. Commitments and contingencies, page 56

3. Please provide to us in disclosure-type format the actual stated dollar amounts that are
    being sought in each case. Additionally, provide us in disclosure-type format an
    estimate of the possible loss or range of loss or state that such an estimate cannot be
    made as required by paragraph 10 of SFAS 5.

4. Please describe to us the nature of the special shares of Satellite described in part (b)
    of this note that you are required to purchase under the contingency arrangement,
    your accounting treatment for the shares and how it complies with GAAP. In your
    response, also include how the price of these shares is determined, whether you are
    required to purchase all of these shares and what rights pertain to these shares should
    you not purchase them.

7. Intangible assets, page 60

5. Please explain to us the facts and circumstances that make you "unable to estimate the
    economic useful life" of certain intangible assets that you deemed to be indefinite life.
    Explain how this inability to estimate the life meets the requirement under paragraph
    11 of SFAS 142 for determining that an asset has an indefinite life. Also provide to

us in disclosure type format a discussion of the weighted average useful lives of the intangible assets disclosed here. Refer to paragraph 44(a) of SFAS 142.

10. Debt, page 62

6. It is unclear to us how this hedge against your investment in U.S. operations works given that the debt used to hedge this is in the same currency as both the functional currency and the reporting currency of that operating unit, so it would appear that no translation adjustment would result in any given reporting period. Please explain to us how this works and how it meets the requirements of paragraphs 40(a) and (b) of SFAS 133.

18. Segmented information, page 70

7. In the Business section on page 4 you indicate that you operate through various "hubs" and that each one has its "own management team and structure, business plan and operating benchmarks."

    a. Please provide to us in disclosure-type format the factors used to identify your two reportable segments as required by paragraph 26(a) of SFAS 131.
    b. Please explain to us why each of the "hubs" described here does not represent a separate reporting segment, as they appear to meet the criteria of SFAS 131. If these are not separate segments, please confirm that your chief operating decision maker does not regularly review operating results by each hub.
    c. Please tell us why you have not provided disclosures of revenues by types of commissions earned on the distinct types of insurance offerings. Please refer to paragraph 37 of SFAS 131.

* * * *

Please provide us the additional information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant